Shares Listed Toronto Stock Exchange Ticker Symbol: ARZ U.S. Registration: Form 20-F (File #0-22672) Email: info@aurizon.com Web Site: www.aurizon.com

May 15, 2006
For Immediate Release

FIRST QUARTER REPORT
MARCH 31, 2006

News Release Issue: No. 11 - 2006

Management’s Discussion and Analysis of
Financial Condition and Results of Operations

Aurizon reports financial results for the first quarter of 2006, which have been prepared on the basis of available information up to May 8, 2006.  Management’s Discussion and Analysis should be read in conjunction with the most recent annual financial statements of the Company.

During the first quarter the following milestones were achieved:

•

$75 million project loan facility completed.

•

$15.1 million flow through common share financing completed.

•

Invested $19 million at Casa Berardi with the objective of commencing production in the fourth quarter of 2006.

•

Continued exploration drilling at the West Mine, East Mine, and other areas of Casa Berardi.

Also, during the first quarter, the price of gold increased significantly, bringing greater value to Aurizon’s reserves.

At March 31, 2006, Aurizon had cash balances of
$35 million, of which $17.3 million is in restricted accounts that may be used to fund the Casa Berardi project and general administrative costs.  Long-term debt at March 31, 2006 was $14.6 million.

FINANCIAL RESULTS

FIRST QUARTER 2006

The net loss for the first quarter of 2006 was
$5.8 million, or ($0.04) cents per share, compared to net earnings of $1.4 million from continuing operations, or $0.01 cent per share, in the same period of 2005.  Under the terms of the project loan for Casa Berardi the Company was required to put in place certain non-hedged derivative instruments, and the primary contributor to the current quarter’s reported loss was an unrealized loss of $7.1 million resulting from the mark-to-market adjustment of these instruments.  Partially offsetting this derivative loss, was the recognition of a future income tax recovery of $2.3 million in respect of a 2005 flow-through share financing for which the costs were renounced in 2006.  In the same period of 2005, the Company recognized a future income tax benefit of
$2.1 million.

During the first quarter, the price of gold increased significantly, going from US$513 to US$582 per ounce, bringing greater value to Aurizon’s reserves.  At a gold price of US$700 per ounce and a Cdn/US$ exchange rate of 1.10, (Cdn $770 per ounce) the internal rate of return in the feasibility study of Casa Berardi, incorporating the effect of the existing derivative program, would increase to 68% vs 23% reported in September, 2005, where the price of gold used was Cdn $500 per ounce.

With regard to the unrealized loss on the non-hedge derivative of $7.1 million, it is important to note that this unrealized loss on derivatives has occurred as a result of rising gold prices and a weakening Canadian dollar between the establishment of the derivative instruments and the end of the first quarter.  However, as the Company does not have any fixed price gold contracts, the Company will fully participate in any rise in gold prices up to an average price of US$813 per ounce in 2007 rising to US$908 per ounce in 2010.  If gold prices exceed these levels, approximately 74% of planned production, over the term of the loan, can be sold at the higher prevailing levels.

Administrative and general costs increased in the first quarter of 2006 over the same period of 2005 due to increased activity and costs associated with the start-up of Casa Berardi in the Company’s Quebec administrative office.

Operating activities in the first quarter of 2006 provided cash flow of $2.5 million, resulting from a decrease in non-cash working capital items together with royalty and interest income, reduced by administrative and general costs.  In the same period of 2005, operating activities resulted in cash outflows of $0.7 million.

During the first quarter of 2006, capital expenditures of $19 million were incurred at Casa Berardi for surface and underground development activities in preparation for production in the fourth quarter of 2006.  During the same period of 2005, $6.3 million was invested at Casa Berardi.

AURIZON MINES LTD.
FIRST QUARTER REPORT

MARCH 31, 2006

Financing activities during the first quarter of 2006 provided net cash inflows of $9.2 million.  A private placement of 5.5 million shares, at a price of $2.75 per share, provided net proceeds of $14.2 million and the exercise of employee stock options provided a further $151,000.  Drawdowns on the project loan facility during the first quarter of 2006 totaled $14.6 million.  A condition of the project loan facility required the funding of restricted cash accounts, which together with the balance of cash from the drawdowns, totaled $17.3 million.  Deferred finance costs associated with the loan facility together with interest costs totaled $2.4 million.  In the same quarter of 2005, $19.1 million was provided from equity financings and the exercise of employee stock options.

CASA BERARDI

Casa Berardi continues to progress on budget and on schedule for a fourth quarter 2006 start-up of operations.  As at March 31, 2006, the status of the preproduction development is as follows:

•

Shaft sinking has reached the 590 metre level.  Slashing from the collar to the 550 metre level was successfully completed on schedule in early March, 2006.  Conventional sinking is progressing on schedule to the shaft bottom of 790 metres.

•

Ramp access is now at the 710 metre level and will be extended to the 730 metre level by the third quarter of 2006.

•

Drift access development is underway on the 650, 670 and 690 metre level.

•

Shaft access on the 690 level is nearing completion.

•

Ventilation and fill raises are underway.

•

Mill rehabilitation is underway on the crushing, grinding and gravity leach circuits.

•

A 25 kilovolt electrical line to the West Mine is nearly complete.  Modifications to the existing main substation will be initiated in the second quarter, 2006.

•

Ore/waste pass system, main rockfill raises, collar and cement plant will be initiated in the second quarter of 2006.

OUTLOOK

Start-up of operations is anticipated in November 2006. The estimated average annual production rate of 175,000 ounces of gold is based upon the current mine plan and mineral reserves.

In 2006, 240,000 tonnes of stope ore are planned to be drilled and blasted from 26 stopes, of which 144,000 tonnes are anticipated to be developed during the preproduction period.  During the preproduction period to October 31, 2006, 61,000 tonnes will be stockpiled on surface.  The average grade of the surface stockpile is estimated to be 7.0 grams/tonne, representing approximately 13,700 ounces of gold.

In October 2006, approximately 15,000 tonnes of ore are planned to be fed to the mill to fill the circuits and to commission the mill during the start up period.

During November and December, the mill is anticipated to run at 1,600 tonnes/day, for a total mill throughput of 115,300 tonnes at 8.0 grams/tonne.  Using mill recoveries of 92.7%, production of approximately 24,500 ounces of gold is forecast for 2006.

The Project is currently forecast to produce 1,092,000 ounces from 4.8 million tonnes of ore over the initial
6.2 year operating plan, based on current mineral reserves.

Additional resources comprise 2.7 million tonnes of indicated resources with an average grade of 5.1 grams of gold per tonne and 5.6 million tonnes of inferred resources averaging 6.5 grams of gold per tonne.  Drilling activities aimed at upgrading the status of additional resources are on-going with three underground drill rigs and two surface drill rigs currently in operation.

Common Shares (TSX – ARZ/AMEX – AZK)
	March 31,	December 31,
	2006	2005

Issued	145,114,548	139,532,048
Fully-diluted	147,574,548	142,014,548
Weighted average	141,397,881	117,686,120

The Company has no related party transactions or
off-balance sheet arrangements to report.

Aurizon is a Canadian-based gold exploration and development company, and owns a 100% interest in the Casa Berardi Project, situated in the Abitibi region of north-western Quebec, one of the world’s most prolific gold and base metal regions.  Pre-production construction is currently underway and production at the Project is anticipated to commence in late 2006.  Casa Berardi is accessible by road, has mining permits in place and is on the Hydro Quebec power grid.  Aurizon shares trade on the Toronto Stock Exchange under the symbol “ARZ” and on the American Stock Exchange under the symbol “AZK”.  Additional information on Aurizon and its properties is available on Aurizon’s website at http://www.aurizon.com.

AURIZON MINES LTD.
FIRST QUARTER REPORT
MARCH 31, 2006

Summary of Quarterly Results:
	1st Quarter 2006	4th Quarter 2005	3rd Quarter 2005	2nd Quarter 2005	1st Quarter 2005	4th Quarter 2004	3rd Quarter 2004	2nd Quarter 2004
Revenue	$237,521	$170,908	$209,058	$233,323	$134,574	$227,520	$179,587	$205,593
Net Earnings (Loss) from continuing operations	($5,761,587)	($1,355,617)	($794,404)	($1,265,074)	$1,373,098	($137,218)	($402,697)	($582,591)
Net Earnings (Loss)	($5,761,587)	($1,355,617)	($794,404)	$2,740,190	$1,153,359	($4,898,825)	($272,678)	($228,190)
Earnings (Loss) per share from continuing operations – basic and diluted	(0.04)	($0.01)	($0.01)	($0.01)	$0.01	($0.00)	($0.00)	($0.01)
Earnings (Loss) per share – basic and diluted	(0.04)	($0.01)	($0.01)	$0.00	$0.01	($0.05)	($0.00)	($0.00)

AURIZON MINES LTD.
Suite 900 - 510 Burrard Street, Vancouver, British Columbia  Canada  V6C 3A8
For further information, contact David P. Hall, President or Ian S. Walton, Chief Financial Officer,
at Telephone: (604) 687-6600; Toll Free: 1-888-411-GOLD; Fax: (604) 687-3932;
Web Site: www.aurizon.com; Email: info@aurizon.com

This Report contains “forward-looking statements”.  These forward-looking statements include, but are not limited to, statements regarding the Company’s strategic plans, future commercial production, and work programs.  Forward-looking statements express, as at the date of this Report, the Company’s plans, estimates, forecasts, projections, expectations, or beliefs as to future events or results and the Company does not intend, and does not assume any obligation to update these forward-looking statements.   We caution that forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate.  Therefore, actual results and future events could differ materially from those anticipated in such statements.  Factors that could cause results or events to differ materially from current expectations expressed or implied by the forward-looking statements, include, but are not limited to, mining industry risks and hazards, environmental risks and hazards, risks of delays in construction and other risks more fully described in Aurizon’s  Annual Information Form filed with the Securities Commission of the provinces of British Columbia, Alberta, Manitoba, Ontario and Quebec, and in Aurizon’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission.  These documents are available on Sedar at www.sedar.com and on Edgar at www.sec.gov/.

CAUTIONARY NOTE TO US READERS

As a British Columbia corporation, the Company is subject to certain rules and regulations issued by the British Columbia Securities Commission (“BC Securities Commission”).  The Company is required to provide detailed information regarding its properties including mineralization, drilling, sampling and analysis, security of samples and mineral resource and mineral reserve estimates.  Further, the Company describes mineral resources associated with its properties utilizing terminology such as “indicated” or “inferred” which terms are recognized by Canadian regulations but are not recognized by the United States Securities and Exchange Commission (“SEC”).

Cautionary Note to U.S. Investors Regarding Mineral Resources

The SEC allows mining companies, in their filings with the SEC, to disclose only those mineral deposits they can economically and legally extract or produce.  The Company may use certain terms in this document, such as “mineral resources”, “indicated mineral resources” and “inferred resources” that are recognized and mandated by Canadian securities regulators but are not recognized by the SEC.

This Report may use the term “indicated” resources.  U.S. readers are cautioned that while that term is recognized and required by Canadian regulations, the SEC does not recognize it.   U.S. investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into mineral reserves.

This Report may also use the term "inferred” resources.  U.S. readers are cautioned that while this term is recognized and required by Canadian regulations, the SEC does not recognize it.  "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

AURIZON MINES LTD.
FIRST QUARTER REPORT

MARCH 31, 2006

Aurizon Mines Ltd.
Consolidated Balance Sheets (unaudited)  -  as at

	March 31,	December 31
	2006	2005
	$	$
ASSETS CURRENT
Cash and cash equivalents	17,686,623	25,010,213
Restricted cash (Note 3(b))	8,308,446	-
Accounts receivable	1,589,233	2,262,654
Quebec refundable tax credits	3,089,217	3,089,217
Prepaids	1,070,419	1,254,644
Supplies inventory	943,052	897,352
	32,686,990	32,514,080
RESTRICTED CASH (Note 3(b))	9,030,201	-
QUEBEC REFUNDABLE TAX CREDITS	4,292,166	2,479,024
DEFERRED FINANCE COSTS (Note 3 (c))	2,918,227	480,716
RECLAMATION DEPOSITS	106,771	106,771
PROPERTY, PLANT & EQUIPMENT	24,235,072	21,462,384
MINERAL PROPERTIES	98,304,417	83,144,045
TOTAL ASSETS	171,573,844	140,187,020
LIABILITIES
CURRENT
Accounts payable and accrued liabilities	9,924,457	7,477,802
	9,924,457	7,477,802
UNREALIZED NON-HEDGE DERIVATIVE LIABILITIES (Note 4)	7,136,096	-
LONG-TERM DEBT (Note 3 )	14,610,686	-
ASSET RETIREMENT OBLIGATIONS	2,133,340	2,095,476
FUTURE INCOME TAX LIABILITIES (Note 2(d) )	8,392,112	5,384,379
TOTAL LIABILITIES	42,196,691	14,957,657
SHAREHOLDERS’ EQUITY
SHARE CAPITAL (Note 2) Common shares issued – 145,114,548 (2005 – 139,532,048)	190,410,270	180,517,300
CONTRIBUTED SURPLUS	742,943	742,943
STOCK BASED COMPENSATION	1,193,263	1,176,856
DEFICIT	(62,969,323)	(57,207,736)
TOTAL SHAREHOLDERS’ EQUITY	129,377,153	125,229,363
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	171,573,844	140,187,020

    The attached notes form an integral part of these consolidated financial statements

Approved on behalf of the Board,

Robert Normand,

Brian Moorhouse,

Director, Chairman of the Audit Committee

Director, Member of the Audit Committee

AURIZON MINES LTD.
FIRST QUARTER REPORT

MARCH 31, 2006

Aurizon Mines Ltd.
Consolidated Statements of Operations and Deficit (unaudited) -- For the three months ended March 31,

	2006	2005
	$	$
REVENUE
Royalty and interest income	237,521	134,574
EXPENSES
Administrative and general costs	1,009,616	801,440
Unrealized non-hedge derivative losses (Note 4)	7,136,096	-
Loss (gain) on sale of property, plant and equipment	4,115	(115,112)
Foreign exchange (gain) loss	6,551	11,754
Capital taxes	148,679	97,343
	8,305,057	795,425
LOSS FOR THE PERIOD BEFORE THE FOLLOWING	(8,067,536)	(660,851)
CURRENT INCOME TAX EXPENSE	(43,645)	(21,051)
FUTURE INCOME TAX RECOVERY (Note 2(d))	2,349,594	2,055,000
NET EARNINGS (LOSS) FROM CONTINUING OPERATIONS	(5,761,587)	1,373,098
NET EARNINGS (LOSS) FROM DISCONTINUED OPERATION	-	(219,739)
NET EARNINGS (LOSS) FOR THE PERIOD	(5,761,587)	1,153,359
DEFICIT – BEGINNING OF PERIOD	(57,207,736)	(58,951,264)
DEFICIT – END OF PERIOD	(62,969,323)	(57,797,905)
EARNINGS (LOSS) PER SHARE - Basic and diluted	(0.04)	0.01
EARNINGS (LOSS) PER SHARE FROM CONTINUING OPERATIONS Basic and diluted	(0.04)	0.01
Weighted average number of common shares outstanding	141,397,881	107,457,003

AURIZON MINES LTD.
FIRST QUARTER REPORT

MARCH 31, 2006

Aurizon Mines Ltd.

Consolidated Statements of Cash Flow (unaudited) – For the three months ended March 31,

	2006	2005
	$	$

OPERATING ACTIVITIES
Net (loss) earnings for the period from continuing operations	(5,761,587)	1,373,098
Adjustments for non-cash items:
Depreciation and accretion	23,131	17,472
Unrealized foreign exchange (gain) loss	-	(51,000)
Loss (gain)on sale of property, plant and equipment	4,115	(115,112)
Unrealized non-hedge derivative losses	7,136,096	-
Future income tax recovery	(2,349,594)	(2,055,000)
	(947,839)	(830,542)
Decrease in non-cash working capital items	3,407,276	161,914
	2,459,437	(668,628)
INVESTING ACTIVITIES
Property, plant and equipment	(2,799,934)	(1,234,863)
Mineral properties	(16,156,922)	(5,065,226)
Proceeds on disposal of property, plant and equipment	-	180,000
	(18,956,856)	(6,120,089)
FINANCING ACTIVITIES
Issuance of shares	14,339,301	19,051,997
Long-term debt	14,610,686	-
Restricted cash funding	(17,338,647)	-
Deferred finance costs	(2,437,511)	-
	9,173,829	19,051,997
INCREASE (DECREASE) IN CASH FROM CONTINUING OPERATIONS	(7,323,590)	12,263,280
INCREASE (DECREASE) IN CASH FROM DISCONTINUED OPERATION	-	(1,168,273)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(7,323,590)	11,095,007
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	25,010,213	11,938,154
CASH AND CASH EQUIVALENTS - END OF PERIOD	17,686,623	23,033,161

AURIZON MINES LTD.
FIRST QUARTER REPORT
MARCH 31, 2006

Notes to Consolidated Financial Statements (unaudited)
(all figures in Canadian dollars)

1.

Basis of Presentation

The accompanying unaudited interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a basis consistent with those outlined in the Company’s audited financial statements for the year ended December 31, 2005.  These notes do not include all of the information and disclosures required by Canadian generally accepted accounting principles for annual financial statements.  These interim financial statements should be read in conjunction with the most recent annual financial statements of the Company.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.  The Company’s independent auditors have not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants.

2.

Share Capital

a)

Authorized:

500,000,000 Common Shares without par value.

100,000,000 Preferred Shares without par value of which 8,050,000 are designated as Series “A” Convertible Preferred Shares (Issued – none) and 1,135,050 are designated as Series “B” Convertible Preferred Shares (Issued – none).

b)

Issued and fully paid:

Common Shares	Shares	Amount
		$
Balance – December 31, 2005	139,532,048	180,517,300
Private Placement	5,500,000	14,188,476
Exercise of stock options	82,500	150,825
Fair value of options exercised	-	40,895
Future income tax effect of flow through shares	-	(4,487,226)
Balance – March 31, 2006	145,114,548	190,410,270

c)

Private Placement

On March 30, 2006, the Company completed a private placement of 5,500,000 flow through common shares at a price of $2.75 per share, resulting in gross proceeds of $15,125,000.  Issue costs related to this private placement totalled $936,524.  As at March 31, 2006 the Company has a commitment to incur $15.125 million of eligible flow through expenditures at Casa Berardi prior to December 31, 2007.

d)

Flow Through Share Renunciation

In February 2006, the Company renounced the tax credits associated with the $19 million flow through share financing completed in 2005.  In accordance with CICA guidance EIC 146, a future income tax liability of $4,487,226 and a corresponding reduction of share capital were recorded in the first quarter of 2006, in order to recognize the tax benefits conferred to the subscribers of the flow through financing.  As the Company has future income tax assets that have not been recognized totalling $2,349,594, and the taxable temporary differences relating to the flow through shares are expected to reverse during the loss carry forward period, the future income tax liability has been reduced, and a future income tax recovery in the statements of operations of $2,349,594 has been recorded.

AURIZON MINES LTD.
FIRST QUARTER REPORT
MARCH 31, 2006

2.

Share Capital (Continued)

e)

Incentive Stock Options

During the first quarter of 2006, incentive stock options were granted to Casa Berardi employees to purchase up to 60,000 shares at an exercise price of $2.57 per share.  The fair value of the options granted was estimated as $0.96 per share option on the date of grant based on the Black-Scholes option-pricing model with the following weighted average assumptions:

March 31, 2006
Expected volatility	49%
Risk-free interest rate	4.2%
Expected lives	3 Years
Dividend yield	Nil

Accordingly, the Company recorded a stock based compensation expense of $57,303 relating to these options.  As these options were granted to employees of Casa Berardi, the expense has been capitalized to mineral properties.

The status of stock options granted to officers, directors and employees as at March 31, 2006 and the changes during the period ended is presented below:

Three months ended March 31, 2006
	Shares	Weighted-average exercise price
Outstanding at beginning of period	2,482,500	$1.64
Granted	60,000	$2.57
Exercised	(82,500)	$1.83
Outstanding at end of period	2,460,000	$1.65

3.

Long-term Debt

a)

Project debt facility

	March 31,	December 31,
	2006	2005
	$	$
Casa Berardi debt facility	14,610,686	-
Less current portion	-	-
	14,610,686	-

The average interest rate charged during the first quarter of 2006 was 6.38% on the drawn portion of the loan facility, together with an interest rate charge of 0.75% on the undrawn portion of the loan facility, for a total cost of $124,149, which has been capitalized to deferred finance costs.  On February 23, 2006, the Company closed a $75 million project loan facility, with a syndicate of banks, to be used for the construction of Casa Berardi.  All of the Casa Berardi project assets are pledged as security for the senior debt.  The loan facility has a 4.5 year term with the first principal repayment date on September 30, 2007 and the final principal repayment due on September 30, 2010.  The Company may make draws in the form of a bankers’ acceptance loan or a prime rate based loan.  The prime loan interest rate is prime plus 1.25%, and the bankers’ acceptance loan rate is the prevailing CDOR rate plus 2.25%.  Upon achieving commercial production and meeting certain operating performance benchmarks, the interest rate margin on the prime rate based loans and the bankers’ acceptance loans reduce to 0.875% and 1.875% respectively.  A standby fee of 0.75% will be charged on any undrawn portion of the facility.  The loan may be repaid at any time without penalty.  Any undrawn portion of the facility up to a limit of $7.5 million may be converted to a revolving credit facility.

AURIZON MINES LTD.
FIRST QUARTER REPORT
MARCH 31, 2006

3.

Long-term Debt (Continued)

A condition of closing the loan facility was the requirement to implement gold price protection and foreign currency programs.  As a result, the Company has purchased 287,431 ounces of gold put options that provide the Company the right, but not the obligation, to deliver gold at a price of US $500 per ounce over the period from January 2007 to September 2010.  The Company paid for these puts by selling an equal number of call options over the same period that are exercisable by the purchaser at average prices ranging from US$813 per ounce in 2007 to US$908 per ounce in 2010.    There are no margin requirements with respect to these derivative positions.

The Company has also entered into currency forward contracts totaling Canadian $60 million that establish the Canadian – U.S. exchange rates at an average rate of 1.12 over the period from September 2007 to September 2010.

b)

Restricted cash

As at March 31, 2006, $8,308,446 was held in restricted accounts that can be used to fund the general and administrative costs of the Company and Casa Berardi Project costs.

The company also advanced funds to support the project in the event of cost overruns.  As at March 31, 2006, this non-current restricted cash collateral account balance totalled $9,030,201, which will be released to fund cost overruns or upon achievement of certain operating performance benchmarks, anticipated in late 2007.

c)

Deferred finance costs

Deferred finance costs include bank arrangement, legal and advisory fees associated with the loan facility, together with $124,149 in deferred interest costs.  As at March 31, 2006, these costs totalled $2,918,227, of which $2,437,511 was incurred in the first quarter of 2006.  These costs will be charged to operations upon commencement of commercial production over the term of the loan facility.

4.

Commitments

a)

Non-hedge derivatives

The Company’s non-hedge derivative positions at March 31, 2006 were as follows:

	2007	2008	2009	2010	Total
Gold
Put options purchased:
US$500 strike price – ounces	59,469	77,306	84,842	65,814	287,431

Call options sold - ounces	59,469	77,306	84,842	65,814	287,431
Average price per ounce	US$813	US$848	US$882	US$908	US$865
Canadian – U.S. dollars
Forward sales contracts – Cdn$	$3,600,000	$21,000,000	$16,800,000	$18,600,000	$60,000,000
Average exchange rate	1.13	1.13	1.12	1.11	1.12

As at March 31, 2006, the unrealized mark-to-market derivative losses of the gold and currency non-hedge derivative positions totalled $6,100,999 and $1,035,098 respectively, for a total of $7,136,096.  These losses have been charged to operations.   There are no margin requirements with respect to these derivative positions.

b)

Contractual obligations

As at March 31, 2006, the Company has contractual obligations in respect of construction and development activities at Casa Berardi totalling $5.4 million, due in 2006.